UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number 000-27012
(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	June 30, 2005

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR For the Transition Period

Ended:
Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
INSIGNIA SOLUTIONS plc

Full Name of Registrant

Former Name if Applicable
41300 Christy Street

Address of Principal Executive Office (Street and Number)
Fremont, CA 94538

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 (the “Form 10-Q”) cannot be filed by the prescribed due date because the Registrant is experiencing difficulty in completing the preparation of the financial statements for the quarter ended June 30, 2005 and completing the review of the financial statements by the Registrant’s independent registered public accounting firm due to the complexities of accounting for the acquisition of Mi4e Device Management AB. The Registrant seeks relief pursuant to Rule 12b-25(b) with respect to the Form 10-Q. The Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date.
PART IV — OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Roger D. Friedberger	(510)	360-3709

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Please see Attachment A.
INSIGNIA SOLUTIONS plc
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 16, 2005	By /s/ Roger D. Friedberger
Roger D. Friedberger
Chief Financial Officer

Attachment A
The Registrant expects to report the following in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005:
•	Total revenues for the Registrant’s second quarter of 2005 were $734,000 as compared to $107,000 for the same period in 2004;

•	Operating expenses for the Registrant’s second quarter of 2005 were $2.3 million compared to $1.9 million for the same period in 2004;

•	Operating loss for the Registrant’s second quarter of 2005 was $1.6 million as compared to $1.8 million for the same period in 2004; and

•	Net loss for the Registrant’s second quarter of 2005 was $1.4 million as compared to $1.3 million for the same period in 2004.
The Registrant’s results of operations for the quarter ended June 30, 2005 include the results of Mi4e Device Management AB, which the Registrant acquired on March 16, 2005.